UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12053

SOUTHWEST GEORGIA FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

c/o The First Bancshares, Inc.

6480 U.S. Hwy. 98 West

Hattiesburg, Mississippi 39402

(601) 268-8998

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $1.00 par value: Zero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The First Bancshares, Inc., as successor by merger to Southwest Georgia Financial Corporation., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE FIRST BANCSHARES, INC. As successor by merger to Southwest Georgia Financial Corporation

	By:	/s/ Donna T. (Dee Dee) Lowery
	Name:	Donna T. (Dee Dee) Lowery
	Title:	Chief Financial Officer
Date: April 13, 2020